

July 8, 2013

Bunloet Sriphanorm
President
Pack Fuerte, Inc.
99 Village no. 12, Khok Kruat Sub-District
Mueang Nakhon Ratchasima District
Nakhon Ratchasima Province 30280
Thailand

> **Re: Pack Fuerte, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 27, 2013**
> **File No. 333-187007**

Dear Mr. Sriphanorm:

We have reviewed your amended registration statement and letter of correspondence dated April 30, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one of our letter dated May 13, 2013, in which you describe reaching out to three manufacturers of safes over the past month. You do not disclose whether further research and development is required or the manner in which this research and development would be undertaken, or provide a basis for your disclosed timeframe of 120 days to having a prototype. We re-issue comment one of our letter dated March 28, 2013. Please significantly enhance your disclosure to clearly describe a business plan commensurate with that of an operating company and your anticipated funding for that plan, or please revise your registration statement to comply with Rule 419. In addition, note that your disclosure on page 33 that you are considering merging with an operating company strongly suggests that Rule 419 disclosure is appropriate.

General Information About Pack Fuerte, Inc., page 5

2. We note your statement here and on page 46 that "[b]ased on our initial safe research, maybe there is no existing safe or safe box that would be ideal for our products." Please clarify the meaning of this statement, as your business plan contemplates the creation of a novel product, rather than the use of an existing product. Please also supplementally inform us of the nature and scope of your "initial safe research."

Risk Factors, page 10

Since our company's sole officer and director currently owns 100% of the outstanding common stock, investors may find that his decisions are contrary to their interests, page 12

3. Please clarify the sentence "[h]is interest may differ from those of the other stockholders, possibly causing negative results with corporate transactions and he may be unable to accommodate the proper amount of time to devote to the company." It is unclear how the lack of alignment between Mr. Sriphanorm's interest and public investors may cause "negative results with corporate transactions." In addition, Mr. Sriphanorm's limited time to devote to Pack Fuerte does not appear relevant to the risk discussed under this heading, which appears to be the potential lack of alignment of interests between Mr. Sriphanorm, as majority shareholder and corporate officer, and public investors. Please restrict your discussion of the impact of Mr. Sriphanorm's limited amount of time to the risk factor that explicitly addresses that issue on page 13, and ensure that the discussion under that risk factor clearly addresses all material facets of that risk.

Dilution, page 18

4. Please supplementally advise us of the manner in which you determined that the net book value per share, prior to the offering, was $0.000.

Security Ownership of Certain Beneficial Owners and Management, page 54

5. We note your statement that Mr. Sriphanorm took the initiative in founding and organizing your business. This appears to be incorrect, as Mr. Sriphanorm did not found or direct the organization of your corporation, but purchased the equity in your company from Mr. Peralta, who is referred to in the Articles of Incorporation, signed your bylaws, initially served as the corporate officer, and was the sole shareholder, and thus appears to have been the corporate founder and a promoter as defined by Rule 405 of the Securities Act. Please refer to that Rule for a definition of the term "promoter," and please revise accordingly to include the disclosure called for by Item 404(c) of Regulation S-K regarding Mr. Peralta.

You may contact Patricia Do at (202) 551-3743 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director